EXHIBIT 12
CINEMARK HOLDINGS, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

				Year Ended
				December 31,
	2005	2006		2007		2008	2009

Computation of Earnings:
Pretax income (loss) from continuing operations before equity income (loss)	$(16,227)	$15,172		$203,344		$(24,897)	$146,508
Add:
Fixed charges	125,121	156,991		208,723		182,185	173,739
Amortization of capitalized interest	470	472		474		489	496
Distributed income (loss) of equity investees	227	(1,646)		(2,462)		(2,373)	(907)
Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—		—		—	—
Less:
Capitalized interest	(74)	(86)		(618)		(270)	—
Preference security dividend requirements of cons subs	—	—		—		—	—

TOTAL EARNINGS	$109,517	$170,903		$409,461		$155,134	$319,836

Computation of Fixed Charges:
Interest expense	$81,342	$105,986		$140,869		$111,362	$97,730
Capitalized interest	74	86		618		270	—
Amortization of debt issue costs	2,740	3,342		4,727		4,696	4,775
Interest factor on rent expense	40,965	47,577		62,509		65,857	71,234

TOTAL FIXED CHARGES	$125,121	$156,991		$208,723		$182,185	$173,739

RATIO OF EARNINGS TO FIXED CHARGES (1)	—	1.09	x	1.96	x	—	1.84	x

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor. For the years ended December 31, 2005 and 2008, earnings were insufficient to cover fixed charges by $15.6 million and $27.1 million, respectively.